**APPLIED CAPITAL, LLC**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2015**

| | | |
|---|---|---:|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net income | $ | 76,334 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Change in accounts receivable | | (1,324) |
| Change in prepaid expenses and deposits | | 6,195 |
| Change in accounts payable | | 4,591 |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | | 85,796 |
| | | |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| Member's contributions | | 5,000 |
| Member's distributions | | (50,000) |
| NET CASH USED BY FINANCING ACTIVITIES | | (45,000) |
| | | |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | | 40,796 |
| | | |
| CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR | | 32,395 |
| | | |
| CASH AND CASH EQUIVALENTS, END OF YEAR | $ | 73,191 |

See Accompanying Notes